Corficolombiana

FILE No. 823437

RECEIVED

2008 AUG 14 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

Cali, August 06, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

08004323

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera ~~Colombiana S.A.'s~~ Del Valle SA (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English version of press release in newspaper **La República** and **El País** dated August 4, 2008 announcing the General Assembly Meeting of Non-Voting Preferred Dividend stockholders to be held on September 5th, 2008, at 2:30 p.m., at Carrera 7 No. 26-20, Club de Ejecutivos in the City of Bogota, to inform on the General Assembly Meeting of Common Shareholders. And is also calling the Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders referring to the January-June 2008 economic period, to be held on September 5th, 2008, at 3:00 p.m., at Carrera 7 No. 26-20, Club de Ejecutivos in the City of Bogota.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
AUG 15 2008
THOMSON REUTERS

8/14

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

RECEIVED

2008 AUG 14 A 7:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 1

Spanish and English version of press release in newspaper **La República** and **El País** dated August 4, 2008 announcing the General Assembly Meeting of Non-Voting Preferred Dividend stockholders to be held on September 5th, 2008, at 2:30 p.m., at Carrera 7 No. 26-20, Club de Ejecutivos in the City of Bogota, to inform on the General Assembly Meeting of Common Shareholders. And is also calling the Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders referring to the January-June 2008 economic period, to be held on September 5th, 2008, at 3:00 p.m., at Carrera 7 No. 26-20, Club de Ejecutivos in the City of Bogota.

FILE No. 823437

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.

IS HEREBY CALLING

A General Assembly Meeting of Non-Voting Preferred Dividend stockholders to be held on September 5th, 2008, at 2:30 p.m., at Carrera 7 No. 26-20, Club de Ejecutivos in the City of Bogota, to inform on the General Assembly Meeting of Common Shareholders.

And is also calling the Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders referring to the January-June 2008 economic period, to be held on September 5th, 2008, at 3:00 p.m., at Carrera 7 No. 26-20, Club de Ejecutivos in the City of Bogota.

Any shareholder who may not personally attend the Assembly is kindly requested to designate a proxy representing him through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented. It is hereby noticed that such powers may not be granted to individuals involved directly or indirectly with CFC`s management or CFC`s employees.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office within fifteen (15) days previous to the meeting.

JOSE ELIAS MELO
President

Bogotá, August 4, 2008

BEST AVAILABLE COPY

Entrevista

"El Presidente definirá quién será su sucesor"



El asesor José Obdulio Gaviria dice que Álvaro Uribe "está desesperado porque reelijan sus ideas y no a él".

POR DAVID SANTOS GÓMEZ, COLPRENSA

Nadie como José Obdulio Gaviria ha estado tan cerca del presidente Álvaro Uribe durante seis años de poder.

El que algunos llaman "el escudero más fiel" es amigo cercano del Primer Mandatario desde épocas universitarias y hoy tiene un cargo que, sin ostentaciones, parece ser el direccionador de las decisiones más importantes que se toman en el país.

Para un hombre de la academia, ¿no ha sido muy duro estar en el Gobierno y seguir ese ritmo?

A las instancias de poder no se viene a aprender sino a practicar. Es entrar a un laboratorio para poner en práctica los conocimientos científicos.

En seis años usted ha visto cambiar [...] **lección. ¿Usted cree que entonces él va a buscar una elección en 2014?**

El pueblo colombiano está desesperado porque el Presidente busque la reelección y el Presidente está desesperado por encontrar un camino para que la reelección sea de sus ideas y no de él. Vamos a ver cómo se encuentran esos dos intereses aparentemente contrarios.

¿Cómo va el trabajo que está adelantando para rescatar lo que usted llama el ideario del uribismo?

Ya llevamos cuatro tomos. Tres publicados y otro que está en edición. El primero es 'La estratagema terrorista', el segundo, 'Crímenes altruistas', y el tercero, 'Los potros de bárbaros atilas', sobre el tema del secuestro. Estoy pre-

> Creo que la Política de Seguridad Democrática ha logrado neutralizar cualquier política venezolana de favorecimientos a una organización a la que antes pudieron creerle"

Usted sonó para la Presidencia del Partido de la U. ¿Estaría dispuesto a tomar esas banderas?

Siempre las dignidades políticas son el resultado de trabajo, invitaciones, competiciones y enfrentamientos con otras personas. Yo estoy alejado de esa lucha y, en consecuencia, nunca seré presidente de un partido.

¿Cómo vio la decisión de la Corte en el caso de 'Tasmania' y el magistrado Velásquez?

Yo creo que 'Tasmania' estuvo en un complot contra el Presidente.

¿Cree en la buena fe de Chávez?

Ya hoy toda Venezuela, todos los latinoamericanos, saben que las Farc son una organización destruida, que no [...]

ÉNFASI[S]



CALI

Positivo balance d[el] Concejo

El Concejo de Cal[i] clausuró el pasad[o] viernes su segun[do] periodo de sesion[es] ordinarias dejand[o] un saldo positivo [a] favor de la ciudad[.] El balance de las a[c]tividades realizad[as] en el periodo ordi[na]rio, que empezó e[l] primero de junio y terminó este 31 d[e] julio, "es satisfact[o]rio" para el presid[en]te del Concejo de Cali, José Luis Pére[z] Oyuela.

En este periodo, e[l] Concejo caleño re[a]lizó 33 plenarias, motivadas por 34 proposiciones de control político qu[e] citaron a 54 funcio[narios] del Gobiern[o] Municipal.



BOLIVIA

Confusión por el referendo

...tificado?

Él es la mejor expresión de alguien que se preparó para gobernar y logra concretar un altísimo porcentaje de sus aspiraciones e ideas. Él ha reafirmado sus creencias. Tenía un cuerpo de doctrina y eso ha iluminado la totalidad de su actuar.

El asesor presidencial José Obdulio Gaviria adelantó que está próximo a publicar un libro que refuta las investigaciones de Claudia López y que originaron el escándalo de la llamada parapolítica.

¿Cree que el trabajo del canciller Fernando Araújo fue flojo?
No. Son cosas, son momentos. Él fue el canciller adecuado en el momento adecuado.

Esa luna de miel entre el Presidente y la sociedad, ¿puede seguir subiendo?
No hay luna de miel. Lo garantizo. Aquí hay unos personajes de bajo nivel en capacidad analítica que se inventaron la metáfora de decir que el Presidente compra toneladas de teflón. Eso es ilógico. Lo que ocurre con el Presidente es que es el líder de la Nación. Lo que hay es una identidad con el pueblo colombiano.

Hace algún tiempo usted aseguró que el Presidente no buscaría la ree-

...lombiana e internacional la verdad de la parapolítica y desbaratar los infundios que han provocado personas como Claudia López y León Valencia.

En ese libro se dice que se refutará todo lo que ha sacado la Corporación Arco Iris y el informe que dio paso a la parapolítica. ¿Qué tiene?
Vamos a sorprender. Acabo de leer el ensayo de Hernando Corral y es extraordinario. Luis Carlos Restrepo, más que extraordinario. Me llega el escrito de Eduardo Pizarro. Tengo en mis manos un texto de Juan Carlos Moncada, que es un descubrimiento de lo que es el análisis legal y constitucional en Colombia. Fernando Londoño está preparando uno sobre la sentencia de Mauricio Pimiento. Colombia va a disfrutar de un gran texto y va a entender lo que es argumentar con seriedad.

¿Para cuándo estará el libro en la calle?
Se le entrega a la editorial Planeta, que es la que contrató el libro y dependerá de ellos cuál es el ritmo que le pongan a la edición.

"Yo acepto dentro de una lógica política que el presidente Uribe o el uribismo determine el que sea el sucesor del Presidente".
JOSÉ OBDULIO GAVIRIA, asesor presidencial.

dan a su propia suerte. Estoy seguro que todos los dirigentes de Venezuela tienen esa percepción. Las Farc son un asunto del pasado de Colombia.

De los presidenciables cuál es el más parecido a Uribe. ¿Juan Manuel Santos, Sergio Fajardo, Germán Vargas Lleras?
Figuras como Uribe no se repiten. Yo por eso me propuse en la reunión de texto de cuerpo de doctrina. La historia de Colombia ha tenido hitos. Nariño tenía un cuerpo de doctrina, igual con Bolívar y, posteriormente, sólo se encuentra uno con una figura parecida: con Núñez. En el Siglo XX creo que de pronto se parece en algo a López Michelsen, Olaya Herrera y Gaitán. Colombia debe aprovechar la presencia de Uribe para dejar asentadas instituciones y fórmulas de actuación estatal, y saber que el próximo presidente lo que debe hacer es asentar y fortalecer esa institucionalidad.

¿Qué candidato le gusta a usted?
El presidente Uribe o el uribismo determinarán el que sea el sucesor del Presidente.

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BOGOTÁ

Concejales de Candelaria siguen en Bogotá

Redacción de El País

Bajo la lluvia y el frío en la Plaza de Bolívar en Bogotá permanecen quince concejales de Candelaria, quienes exigen la aprobación de un acuerdo para que se tome el agua de los ríos Bolo y Frayle y se construya un acueducto regional.

De acuerdo con John Wilson Rengifo, presidente del Concejo de Candelaria, ayer debía realizarse una reunión entre el Gobernador del Valle, los alcaldes de Pradera y Florida y representantes del Gobierno Nacional, pero ésta fue aplazada hasta hoy por el gobernador Juan Carlos Abadía.

"Acá estamos en la protesta, hay cuatro compañeros débiles por la huelga de hambre, pero vamos a seguir porque necesitamos una solución para Candelaria", sostuvo Rengifo.

Rengifo recordó que hace más de un mes los concejales de la localidad vallecaucana se reunieron con el ministro del Medio Ambiente, Juan Lozano, los alcaldes de Pradera y Florida y representantes de la CVC, Acuavalle y se redactó un acuerdo para la construcción del acueducto. Sin embargo, el Alcalde de Florida se negó posteriormente a firmar el documento.

En medio de la manifestación, el ministro de Medio Ambiente, Vivienda y Desarrollo, Juan Lozano, se comprometió con los concejales a cumplir lo convenido y aseguró que el Gobierno se apersonará del tema para darle solución al problema del abastecimiento de agua que afecta a la localidad vallecaucana.

Se espera que la reunión entre el gobernador Abadía, los alcaldes vallecaucanos y los representantes del Gobierno, se lleve a cabo hoy en la sede de la Gobernación del Valle.


EL MUNICIPIO DE CANDELAR
AGUA POTABLE SUPERFICIA
Municipal de Candelaria

COLPRENSA / EL PAÍS

Protesta. Los concejales de Candelaria permanecen en la Plaza de Bolívar.

EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferen[...] Derecho a Voto que se realizará el 5 de septiembre de 2008 a [...] p.m., en la Carrera 7 No. 26-20, piso 34 del Club de Ejecutiv[...] ciudad de Bogotá, para informarles sobre la realización de la A[...] General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Acc[...] con Dividendo Preferencial y sin Derecho a Voto a la Asamblea [...] Ordinaria de Accionistas, referente al ejercicio económico Ene[...] de 2008, que se realizará el 5 de septiembre de 2008 a part[...] 3:00 p.m., en la Carrera 7 No. 26-20 piso 34 del Club de Ejecuti[...] ciudad de Bogotá.

Los Accionistas que no concurran personalmente, podrán [...] apoderados que los representen en escrito dirigido al Preside[...] Corporación, indicando el nombre del apoderado, el de la per[...] quien éste pueda sustituir el poder, y la clase de acciones que rep[...] Se precisa que dichos poderes no podrán otorgarse a personas vi[...] directa o indirectamente con la administración o con los emple[...] la sociedad.

Los documentos que ordena la ley se encontrarán a disposició[...] accionistas en las oficinas del Secretario General de la Corp[...] durante los quince (15) días hábiles anteriores a la fecha de la cel[...] de la asamblea.

JOSE ELÍAS MELO ACOSTA
Presidente
Bogotá, agosto 4 de 2008

de trabajo con el fin de contrarrestar los asaltos en los cajeros. Es importante que las personas entiendan que todas las entidades bancarias cuentan con excelentes medidas de seguridad, pero que las falencias se pueden presentar porque los usuarios no saben custodiar su tarjeta y no cumplen con requisitos mínimos como no prestar su clave o no escribirla al reverso del plástico. Tanto los bancos como el Estado les hemos dado a la ciudadanía los tips básicos para que no se dejen convencer de personas que ofrecen ayuda en los cajeros automáticos.

Las transacciones con dinero plástico son totalmente seguras, pero los mismos usuarios deben saber hacerlas y cuidar la información que es totalmente personal.

La delincuencia siempre está utilizando tecnología nueva, pero nosotros mayores medidas preventivas y de seguridad.

Sin embargo, por más campañas educativas que hagamos, si el usuario no es cuidadoso con su clave, los robos se pueden seguir presentando.

Es importante que en todos los casos las personas afectadas denuncien ante las autoridades competentes.

*Gerente regional Incocrédito.

los delincuentes copian la información de la banda magnética para clonar la tarjeta y, gracias a una cámara ubicada sobre el teclado, obtienen el número de la clave.

En lo que va corrido del año, diez personas han sido judicializadas por este hecho y, en la última semana, tres cajeros automáticos (dos en la Avenida Pasoancho y uno en Ciudad Jardín) fueron saqueados porque se encontraban manipulados.

Pero además de la tecnología de punta con la que cuentan los delincuentes, las autoridades aseguran que el principal cómplice para el hurto en los cajeros automáticos es la falta de prevención de los ciudadanos.

"Una de las modalidades con las que hay que tener más cuidado es con el 'cambiazo', que es cuando un extraño se acerca y rápidamente le cambia su tarjeta por una bloqueada. Como ya ha visto la clave que la persona ha marcado desprevenida, insiste en que el cajero está dañado y se va con la tarjeta buena", explican expertos en seguridad bancaria.

Al hacer transacciones con el dinero plástico también hay que cuidarse de los llamados 'fleteros', quienes esperan a que las personas retiren el dinero para después interceptarlas y robarlas.

- **Marque su tarjeta** para evitar que la cambien y no escriba la clave al reverso.
- **Cambie el número** del pin periódicamente.
- **Si es obligado a salir del cajero antes de terminar la transacción,** anule la operación digitando la tecla cancelar.

Aunque las autoridades aseguran que la cifra exacta de dinero sustraído por estas modalidades no es fácil de establecer porque las personas no denuncian, fuentes cercanas a la Fiscalía aseguran que la falta de cámaras en los cajeros de las entidades bancarias o la mala ubicación de éstas dificultan la identificación de los asaltantes.

Medidas

El general Gustavo Ricaurte, comandante de la Policía de Cali, se reunió con los gerentes de seguridad de las entidades financieras con el fin de coordinar para combatir esta modalidad delictiva que afecta a los cajeros.

Durante el encuentro se acordó implementar patrullas móviles para generar una reacción inmediata en aquellas zonas donde se ha detectado que se presenta un alto índice de hurto en cajeros.

José Isaías Rodríguez, gerente de seguridad del Banco AV Villas, dijo que "los bancos nos comprometimos a apoyar economicamente y suministrar algunos elementos de seguridad para que la Policía pueda desempeñar sus funciones".

Las reuniones se seguirán realizando una vez al mes para promover campañas preventivas en la ciudadanía y blindar los 132 establecimientos bancarios y 650 cajeros automáticos que hay en Cali.

... 4321, las autoridades le prestarán ayuda inmediatamente. Sin embargo, Incocrédito sostiene que ningún cajero cuenta con esta tecnología, por el contrario, podría ser una manera para que el ladrón conozca el número de la clave.

Cualquier denuncia llame a las líneas 018000126446 ó 123, o a la página: **www.cajeroam@incocredito.com.co**

fusil de asalto AR-15' abastecido con 24 cartuchos útiles, además de seis teléfonos celulares, una credencial de elector y una licencia de conducir a nombre de Espinoza Tovalí.

El subdirector de la Secretaría de Seguridad Pública Federal (SSP), Facundo Rosas, dijo Villafañe se había cortado parcialm... te las yemas de sus dedos en un a... rente intento por borrar sus hue... dactilares.

Por otra parte, la Fiscalía Gener... México informó que un juez dec... iniciar un juicio contra tres presu... asesinos de Édgar Eusebio Millán alto jefe policial federal.

Millán fue asesinado en la ca... mexicana en mayo pasado por un ... po que estaba dirigido por un ag... federal de caminos, según fuentes ciales, ligado a los hermanos Bel... Leyva.

cuñado de Diego Montoya, alias Don Diego, jefe del cartel d... Norte del Valle detenido e... septiembre pasado.

MUNDO

Violenta jornada en Bagdad

Resumen de agencias

Un total de 15 personas muertas y cerca de 35 heridas fue el saldo que dejó una jornada de atentados registrada ayer en Bagdad.

El ataque más mortífero dejó 12 víctimas y 20 heridos, tras la explosión de una bomba colocada en una camioneta cerca de una oficina de entrega de pasaportes al norte de la capital iraquí. Según el Ministerio de Defensa, varias personas sufrieron quemaduras debido a que las llamas de la violenta explosión alcanzaron algunos edificios cercanos.

Un capitán del Ejército estadounidense, cuya compañía brindaba apoyo a la Policía iraquí, aseguró que el ataque tenía todas las características de un atentado de Al Qaeda.

Por otra parte, en el centro de Bagdad, en la calle Palestina, otra bomba estalló al paso de una patrulla policial, hiriendo a nueve personas, seis de ellas civiles.

En un tercer ataque, otros dos civiles resultaron heridos por un artefacto explosivo cuyo blanco eran, aparentemente, unos vehículos gubernamentales en el barrio de Al Ghadir, en el sureste de la capital. Y en Hilla, a unos 120 kilómetros al sur de Bagdad, tres personas murieron y cuatro más quedaron heridas al estallar una bomba en un café.

Los atentados de ayer tuvieron lugar en un momento en que el Parlamento iraquí discute un polémico proyecto de ley electoral que ha hecho aumentar la tensión sobre la región de Kirkuk (norte), rica en petróleo, y ha levantado dudas sobre los comicios previstos inicialmente en octubre.

Pese a los hechos violentos, el Gobierno asegura que el número de civiles iraquíes muertos bajó a 387 en julio, frente a los 448 fallecidos en junio y los 504, en mayo.



Violencia. La explosión de una camioneta al norte de la capit... iraquí dejó 20 heridos, los cuales fueron trasladados al hospit...

El País

Dos capturados por homicidio

En hechos aislados, la Policía de Cali capturó a Daniel Espinosa Devia (foto), de 26 años de edad, y a Bedet de Jesús Torres, de 34, quienes estaban solicitados por las autoridades por el delito de homicidio.


POLICÍA
METR

ÁLVARO VARGAS
OPINIÓN



La tarjeta es de uso personal

El fenómeno del atraco en los cajeros electrónicos es un problema del que no se tienen estadísticas claras porque la gente no denuncia.

Sin embargo, se ha detectado que existen tres modalidades para este tipo de robos: la clonación de tarjetas, el 'fleteo' y el 'cambiazo'.

También se han encontrado cajeros electrónicos manipulados en los centros comerciales, la Avenida Pasoancho, la Calle 13, la Avenida Sexta y Ciudad Jardín.

Actualmente, estamos encaminando los esfuerzos, tanto las entidades financieras como los organismos de seguridad del Estado, entre ellos la

CALI

Cajeros electrónicos, prevención es la clave

Clonación de tarjetas, 'fleteo' y cambiazo, son las modalidades de robo.

Redacción de El País

La mejor forma que tiene Rebeca para cuidar su dinero es volviéndose en el más desconfiado de los seres. En el último año, según cuenta, en dos ocasiones perdió todo lo que tenía en su cuenta bancaria.

La primera, se lo llevó un hombre trigueño que se encontraba a su espalda en la fila del cajero automático. "Él se ofreció a ayudarme porque vio que tenía problemas con la tarjeta y yo accedí, finalmente, me pidió que le entregara toda la plata", recuerda. Hace dos meses, su dinero también desapareció de la cuenta, entonces recordó que el día anterior el cajero le retuvo momentáneamente la tarjeta y ella no lo denunció ante las autoridades porque pensó estaba dañado.

Según Incocrédito (Asociación para la Investigación, Información y Control de las Tarjetas de Crédito), esta es una mo-


ARCHIVO EL PAÍS

Clonación. Las autoridades han detectado aparatos electrónicos en los cajeros para copiar la banda magnética de las tarjetas y poder clonarlas.

Recomendaciones

- **Antes de utilizar un cajero automático,** verifique que en la ranura donde introduce la tarjeta no se encuentre ningún material extraño pegado.
- **No acepte ayuda de personas extrañas** y al digitar la clave cubra el teclado.
- **En caso de extraviar la tarjeta,** no olvide bloquearla inmediatamente

Clave al revés

Un correo enviado a través de Internet donde se explica que en caso de ser forzado por un ladrón a retirar el dinero se puede notificar a la Policía marcando la clave de la tarjeta al revés, fue desmentido por expertos en seguridad de cajeros auto-



Éver Villafañe. Era el enlace entr tel del Norte del Valle y México.

MÉXICO

Allanada propiedac de Villafai

Agencia EFE

Agentes de la Policía Federal h US$80.000 en efectivo, diver hajas y tres vehículos de lujo casa de la capital mexicana qu paba el narcotraficante colo Éver Villafañe.

Villafañe, enlace entre los c del Norte del Valle y el de los her Beltrán Leyva, en México, fue de el pasado miércoles. Tres días de un juez ordenó su detención pre por 40 días para determinar s abre proceso en este país o tradita.

En el momento de su captura, a alias Juancho o Granito se le incau-

Éver Vill

diurno en una residencia geriátrica, para conseguir los 3.000 euros unos 4.700 dólares que el banco le exigía por pagos atrasados de su hipoteca.

Inmigrantes como Palacios, atraídos por el auge de los sectores de la construcción y los servicios en España contribuyeron a sustentar diez años de alzas en los precios de las viviendas, ahorrando al máximo y, en ocasiones, mintiendo para poder obtener hipotecas.

No obstante, ahora que la crisis mundial del crédito está haciendo subir los tipos de interés, están perdiendo su nueva vida.

La ley del rico y del pobre toma más auge en la sociedad española, o cinco familias, y solo se requiere que una persona pierda su empleo para que el préstamo se vuelva impagable.

gracias a las dimensiones que ha tomado el colapso hipotecario en Europa.

Los precios de las viviendas en España cayeron por primera vez en diez años en el segundo trimestre porque la perspectiva de un alza de los tipos de referencia del banco central hizo subir el Euribor a 12 meses, referencia para la mayoría de las hipotecas españolas, a un récord del 5,44 por ciento. En los últimos diez años los precios de las propiedades se triplicaron.

Durante la desaceleración, los inmigrantes son los primeros en perder su empleo. Más de 600.000 trabajan en el sector español de la construcción, en comparación con sólo 25.000 de hace diez años, según estadísticas del Gobierno. Más de un millón de inmigrantes trabajan como asistentas para la limpieza o cuidadoras de ancianos.

Españoles ricos

Los españoles ricos están prescindiendo de algunos lujos tras la abrupta paralización del sector de la construcción, que impulsó un

3.000 EUROS,

UNOS 4.700 DÓLARES EXIGE EL BANCO POR PAGOS ATRASADOS DE HIPOTECAS A INMIGRANTES QUE POSEEN UNA VIVIENDA EN MADRID.

boom económico que duró diez años. La caída de la construcción probablemente llevará a la economía al borde de una recesión a finales de año, dijo el vicepresidente y Ministro de Economía, Pedro Solbes, el pasado 24 de julio en Madrid.

biliarias no cotizadas y agencias inmobiliarias con sede en España se han declarado en suspensión de pagos este año, según Crédito y Caución, una aseguradora española de créditos.

El 10 por ciento más rico de las familias españolas, con un patrimonio neto de más de 700.000 euros, tienen dos tercios de sus fortunas vinculadas a inmuebles, según una encuesta pública de 2007 del Banco de España.

Los españoles ricos compraron acciones de clubes de golf como una inversión en la pasada década, cuando tenían crédito copropietario del "18golfclub", sede en Madrid, que gestion[a la] venta de acciones de campos [de] golf. Ello creó una burbuja [de] precios similar a la del merc[ado] de la vivienda, donde los prec[ios] subieron aunque el alquiler [era] más barato.

Ahora que el encarecimiento [del] crudo y la inflación han afect[ado] la capacidad adquisitiva, los es[pa]ñoles ricos están sopesando o[tros] lujos también. Las ventas del [mo]delo deportivo Q7 de Audi AG [un] automóvil de 100.000 dólares, desplomaron dos tercios en ju[lio] con respecto al año anterior.

Superintendencia Financiera de Colombia

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

EL SUPERINTENDENTE FINANCIERO DE COLOMBIA

HACE SABER:

Que el señor BELISARIO ECHEVERRIA FORERO (q.e.p.d.) pensionado de la Superintendencia de Valores hoy Superintendencia Financiera de Colombia falleció en Bogotá, el día 9 de julio de 2008, habiéndose presentado a reclamar la pensión de sobrevivientes, ANA SATURIA ACOSTA y ANA ISABEL QUIROGA, en calidad de compañeras permanentes.

En consecuencia se cita y emplaza a quienes se crean con derecho a reclamar la pensión de sobrevivientes del fallecido señor BELISARIO ECHEVERRIA FORERO (q.e.p.d.), con el fin de que se presenten dentro de los treinta (30) días siguientes a la publicación de este aviso, en la Subdirección de Recursos Humanos (Calle 7ª No 4-49 Piso 1°), aportando las pruebas necesarias que sustenten su derecho, así como los conducentes a desconocer el derecho de las reclamantes.

PUBLICIS COLOMBIA S.A.

Nit 860.500.100-4

INFORMA QUE:

Ha sido autorizada por la DIAN como autorretenedor de acuerdo con el texto resolutivo que se indica a continuación:

RESOLUCIÓN NÚMERO 6794 DE JULIO 28 DE 2008

"ARTICULO 1°.- AUTORIZAR a la sociedad PUBLICIS COLOMBIA S.A. identificada con Nit 860.500.100-4, con domicilio principal en la ciudad de BOGOTA D.C., para efectuar la retención en la fuente sobre los ingresos a que se refiere el inciso 1 del artículo 5 del Decreto 1512 de 1985 y artículo 4 del Decreto 2670 de 1988; obtenidos de personas jurídicas, sociedades de hecho y personas naturales comerciantes que reúnan las exigencias previstas en el artículo 368-2 del Estatuto Tributario, a las tarifas vigentes en el momento de causación del mismo o de su pago, el que suceda primero, sobre el valor del respectivo ingreso recibido o causado.

ARTICULO 4°.- La presente Resolución rige a partir de la fecha de su publicación en un diario de amplia circulación nacional, efectuada por parte del contribuyente autorizado o hasta tanto la Unidad Administrativa Especial Dirección de Impuestos y Aduana Nacionales, por este mismo medio divulgue los nombres de los contribuyentes autorizados; para sus efectos se atenderá el evento que ocurra primero (inciso segundo, artículo 3 Decreto 2509 de 1985), previa ejecutoria de la presente providencia"

Firmado,

NANCI PATRICIA HOLGUIN MEDINA
Subdirector de Gestión y Asistencia al Cliente (A)

SE VENDE

OFERTA AL PÚBLICO EN GENERAL No. 03-2008

LA ESE RITA ARANGO ALVAREZ DEL PINO EN LIQUIDACION

Tiene para la venta, en los términos establecidos el artículo 10 del Decreto 452 de 2008, el artículo 31 del Decreto 254 de 2000 Modificado por el artículo. 17 de la Ley 1105 de 2006, Reglamentado por el Decreto 4848 de 2007, un lote de medicamentos

Los interesados pueden presentar oferta en la siguiente dirección: Sede Única de la ESE RITA ARANGO ALVAREZ DEL PINO EN LIQUIDACIÓN, ubicada en la Carrera 11 No. 47 – 35, Sector de Maraya, Pereira (Risaralda).

Las condiciones de la presente invitación pueden ser consultadas por los interesados en las páginas Web: www.eseritaarango.gov.co y www.minproteccionsocial.gov.co

Pereira, 4 de agosto de 2008

Apoderada General del Liquidador Fiduagraria S.A.

EL PRESIDENTE DE LA CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 5 de septiembre de 2008 a las 2:30 p.m., en la Carrera 7 No. 26-20, piso 34 del Club de Ejecutivos de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas, referente al ejercicio económico Enero–Junio de 2008, que se realizará el 5 de septiembre de 2008 a partir de las 3:00 p.m., en la Carrera 7 No. 26-20 piso 34 del Club de Ejecutivos de la ciudad de Bogotá.

Los Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa. Se precisa que dichos poderes no podrán otorgarse a personas vinculadas directa o indirectamente con la administración o con los empleados de la sociedad.

Los documentos que ordena la ley se encontrarán a disposición de los accionistas en las oficinas del Secretario General de la Corporación, durante los quince (15) días hábiles anteriores a la fecha de la celebración de la asamblea.

JOSE ELÍAS MELO ACOSTA
Presidente
Bogotá, agosto 4 de 2008

ULTRABURSATILES S.A.

COMISIONISTA DE BOLSA

En cumplimiento de lo dispuesto por el numeral 6º del artículo 71 d[el] Estatuto Orgánico del Sistema Financiero, se permite informar que:

1. Mediante Resolución 1124 del 11 de julio de 2008, la Superintendenc[ia] Financiera de Colombia autorizó la escisión de ULTRABURSATILE[S] S.A. COMISIONISTA DE BOLSA en los términos que a continuació[n] se detallan.
2. La sociedad escindente es ULTRABURSATILES S.A. COMISIONIST[A] DE BOLSA, entidad financiera con domicilio principal en la ciudad d[e] Bogotá D.C., y la sociedad beneficiaria previamente constituida e[s] ULTRA GLOBAL SERVICES INC, sociedad anónima constituida y co[n] domicilio en la ciudad de Panamá, Republica de Panamá.
3. La escisión implica la transferencia de activos en dinero por val[or] de COP$7.602'928.100.oo, los cuales se transferirán a la socieda[d] beneficiaria en dólares americanos a la tasa de cambio del día de compra de las divisas. La cesión no implica el traspaso de pasivos [n]i de otros activos.
4. Al 31 de diciembre de 2007 ULTRABURSATILES S.A. COMISIONISTA D[E] BOLSA tiene un capital suscrito y pagado de COP$14.913'706.000.[oo] que luego de la escisión será de $7.310'778.000.oo. Sus activos [a] mismo corte fueron de COP$52.638'541.000.oo y sus pasivos [de] COP$17.578'586.000.oo
5. ULTRA GLOBAL SERVICES INC. fue constituida el 7 de abril de 2008.. [al] 24 de abril cuenta con activos por US$20.000.oo y no tiene pasivos
6. Los socios de la sociedad escindente, y sólo ellos, participan en [el] capital de la sociedad beneficiaria, en idéntica proporción a la q[ue] tienen en aquella.
7. Toda vez que la sociedad escindente y la sociedad beneficiaria tien[en] exactamente la misma composición accionaria y que el aumen[to] del capital de ULTRA GLOBAL SERVICES INC. se reflejará en u[n] aumento del valor nominal de cada acción, el valor nominal de l[as] acciones de cada accionista de ULTRA GLOBAL SERVICES INC. [se] incrementará en un valor equivalente a su porcentaje de participaci[ón] del patrimonio escindido de ULTRABURSATILES S.A. COMISIONIST[A] DE BOLSA. El efecto por tanto de la escisión para ULTRABURSATIL[ES] S.A. COMISIONISTA DE BOLSA. es una disminución en número [de] acciones, más no en la participación accionaria de cada socio [y] ULTRABURSATILES S.A. COMISIONISTA DE BOLSA. En la socieda[d] beneficiaria, se producirá un aumento en el valor de cada acción pe[ro] no una variación en la participación accionaria de cada socio.

SUSANA GÓMEZ RODRÍGUEZ
Presidente

TERCER AVISO

ıes del Banco Santander bajaron 2,3 por ciento

últimos años, precios de las propiedades se triplicaron

s son los primeros en perder el empleo

Pekín, a cuatro días de iniciar sus juegos

El anfitrión está confiado que realizará los mejores Juegos Olímpicos de la historia, por eso ya tiene todo listo para dar inicio a la inauguración que se hará el próximo viernes.

>6A



Compañías necesitan el crudo a 90 dólares

La caída de más de 20 dólares que ha soportado el petróleo en estas dos semanas quizás sea suficiente para que el sistema financiero salga del huevo en el que se encuentra.

>7A



REUTERS

ıistas pronostican que el Gobierno tendrá que pagar de 1.200 millones ı 1.900 millones de dólares para hacerse cargo del Banco de Venezuela) es el grupo español Santander.

VENEZUELA. Acero, cemento y electricidad ya fueron nacionalizados

Chavismo ocupa todos los sectores

Caracas

El presidente venezolano Hugo Chávez se dispone a aumentar el dominio de su Gobierno sobre la economía asumiendo por vez primera el control de una entidad bancaria, la filial local del español Banco Santander.

El plan de nacionalizar el tercer banco más grande del país, anunciado la semana pasada, dará al Estado acceso a las 285 sucursales de Banco de Venezuela Grupo Universal, así como a una cartera de depósitos de 9.460 millones de dólares. La medida llega tras la nacionalización de los sectores del petróleo, el acero, el cemento, la electricidad y las telecomunicaciones.

Chávez está usando el gran aumento de la renta petrolera para ampliar su dominio sobre la economía y conducir al país hacia su meta de un "socialismo del siglo XXI", aun cuando las nacionalizaciones ahuyentan a los inversionistas. El banco venezolano contribuyó 109 millones de euros unos 170 millones de dólares al ingreso de su compañía matriz en el primer semestre del 2008, 3 por ciento de los beneficios de la empresa con sede en la ciudad española de Santander. El aumento de la inflación y de la delincuencia han mermado la popularidad del presidente venezolano desde su reelección en 2006.

En diciembre pasado, los votantes propinaron a Chávez su primera derrota electoral al rechazar su plan de cambiar la Constitución. El año pasado, Venezuela pagó 1.320 millones de dólares por la mayor compañía telefónica del país y 739 millones de dólares para comprar la principal compañía eléctrica a AES, de Arlington, estado de Virginia.

Chávez sigue negociando con el grupo siderúrgico Ternium, de Luxemburgo, sobre el precio de la participación de este en el mayor fabricante de acero de Venezuela, y aún no ha anunciado acuerdos con las compañías cementeras Cemex SAB, de México, Lafarge SA, de Francia, y Holcim, de Suiza.

Venezuela, el mayor exportador de petróleo del continente americano, se beneficia con el aumento de más del 60 por ciento que los precios del crudo han tenido en los mercados internacionales en los últimos 12 meses. Venezuela ocupa el cuarto lugar entre los países que venden petróleo a Estados Unidos.

Bloomberg

A. Para salvar la casa, inmigrantes trabajan 20 horas

ı ley del rico y el pobre as la crisis hipotecaria

Palacios no dormía por ːs para poder conservar cerca de Madrid. La ına madre soltera de

Ruinas financieras

*Noventa por ciento de los inmigrantes que trabajan y poseen una vi*vienda tienen problemas para hacer sus pagos, según la Asociación San Rafael que les proporciona asesoría y apoyo legal. Estas famil ːs son

5 MILLONES

DE INMIGRANTES VIVEN EN LA ACTUALIDAD EN ESPAÑA, QUE REPRESENTAN 11 POR



BLOOMBERG

	21,81	-0,18	382850
...OR	38	-1,19	4064681
	20,05	-0,19	1167130
...R	22,64	-0,97	835992
	20,5	0,06	17962
	19,78	-0,83	1625
...ADR	13,26	-0,15	206057
...OR	10,0001	0,0001	6960
...L	24,84	-0,36	868078
...DR	N.A.	N.A.	N.A.
...R	57,21	-0,89	5183
	29,08	-0,16	97989
...R	25,54	-1,46	317484
...ADR	3,75	0,02	60003
...R	35,92	-0,52	248580
	130,45	-1,18	976835
...R	N.A.	N.A.	N.A.
...R	28,28	-1,75	33414822
...OR	34,66	-0,69	300
	4,3	0,08	18800
	5,55	-0,14	2186943
...ADR	23,77	-0,45	383738
...P	37,7	0,12	413409
	47,75	0	4044

...rg

ARGENTINA DISCOUNT	N.A.	N.A.	N.A.
PANAMA PDI	N.A.	N.A.	N.A.
PANAMA IRB	99,94	99,69	N.A.
PERU PDI	N.A.	N.A.	N.A.
PERU FLIRB	N.A.	N.A.	N.A.
VENEZUELA FLIRB A	N.A.	N.A.	N.A.
VENEZUELA FLIRB B	N.A.	N.A.	N.A.
VENEZUELA DCB	N.A.	N.A.	N.A.
Bonos globales			
MEXICO GLOBAL	107,7	107,05	-0,0584
BRASIL GLOBAL 14	127,25	126,75	-0,0896
BRASIL GLOBAL 37	111,16	110,96	0,2788
PANAMA GLOBAL 8	108,89	108,12	-0,1249
VENEZUELA GLOBAL 10	75,73	75,28	-0,7331
CHILE GLOBAL 10	104,14	103,73	-0,2467
PERU GLOBAL 8	N.A.	N.A.	N.A.
PERU GLOBAL 13	112,59	112,23	-0,1623
PERU GLOBAL 33	130,67	129,73	-0,3581

Fuente: Bloomberg

METALES PRECIOSOS
CIFRAS EN DÓLARES

	CIERRE	ALTA	BAJA
ORO			
COMEX / NY	917,5	926	910,3
TOCOM / TOKYO	3163	3190	3163
CBOT/ CHICAGO	917,4	926	910,4
CBOT MIN / CHICAGO	919,1	926	910,3
PLATA (CENTS DÓLAR POR ONZA)			
COMEX / NY	17,52	17,805	17,28
TOCOM / TOKYO	612	620,4	610,1
CBOT/ CHICAGO	17,519	17,793	17,292
CBOT MIN / CHICAGO	17,513	17,792	17,281
PLATINO			
NYMEX / NY	1651,1	1759	1620
TOCOM / TOKYO	5867	6064	5846
SHANGAI	393,93	401	393,68
PALADIO			
NYMEX / NY	371	383,5	362,5
TOCOM / TOKYO	1316	1345	1309

Valores dados en la divisa de cada mercado

WTI
CONTADO / JULIO / AGOSTO
DÓLARES POR BARRIL



126,77
124,73
125,10
25
28
30
31
01

FUENTE: BLOOMBERG

BRENT
CONTADO / JULIO / AGOSTO
DÓLARES POR BARRIL



126,36
125,04
123,33
25
28
30
31
01

FUENTE: BLOOMBERG

)
' AGOSTO DE 2008
EN DÓLARES



1,56
1,55

...LOOMBERG - REUTERS

YEN
JULIO / AGOSTO DE 2008
CIFRAS EN DÓLARES



108,07
108,12
107,69
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

...NUEVA YORK
...dólar frente a las principales ...en Nueva York. A continua... ...camos aquellas monedas de ...opeos que no son miembros

	COMPRA	VENTA
...A	4,7917	4,7939
...NA	5,1349	5,1422
...A	6,0831	6,0892
...LAR	0,929	0,9293
...R	1,027	1,0275
...A/DÓLAR	0,7272	0,7275
	0,6423	0,6426
...SUIZO	1,0494	1,0499
.../LIBRA	1,9746	1,9755
	107,69	107,72
	910,15	911,75
	1649	1664
	17,44	17,52
	364,5	371,5

...berg

...R LATINOAMÉRICA
...dólar contra monedas ...ericanas en Nueva York:

	COMPRA	VENTA
...SO	3,0435	3,0452
...IANO	7,04	7,14
	1,559	1,561
	504	507
...O	1776	1777,4
...LÓN	546,6899	556,78
...OLÓN	8,747	8,757
...UETZAL	7,45	7,5
...MPIRA	18,896	18,896
	9,9317	9,9396
...RDOBA	19,45	19,45
...ARANÍ	3990	3990
...OL	2,797	2,799
...NA/PESO	34,15	34,45

...berg

CHICAGO
AGOSTO 01 DE 2008

POSICIÓN	COT. FUTURO (US$/TON)	COSTO TOTAL EX-PUERTO US$/TON	PRECIO PUESTO BOGOTÁ ($/TON)
FRÍJOL SOYA			
CHICAGO 1C SEPT 08	498,89	601,06	1.172 229
CHICAGO 2C DIC 08	498,06	600,20	1.170 692
CHICAGO 3C MARZ 09	501,55	603,79	1 177.153
TORTA DE SOYA			
CHICAGO 1C AGOT 08	412,04	513,82	1.015.158
CHICAGO 2C SEP 08	405,98	507,59	1.003.940
CHICAGO 3C OCT 08	401,13	502,61	994.962
ACEITE CRUDO SOYA			
CHICAGO 1C SEPT 08	1248,04	1 422,68	2.651.585
CHICAGO 2C OCT 08	1252,89	1 427,66	2.660.563
CHICAGO 3C DIC 08	1260,16	1.435,14	2.674 021
TRIGO			
CHICAGO 1C SEP 08	291,75	388,09	788.779
CHICAGO 2C DIC 09	300,93	397,53	805.773
CHICAGO 3C MAR 09	309,29	406,13	821.248
MAÍZ AMARILLO			
CHICAGO 1C SEP 08	222,43	316,83	660 457
CHICAGO 2C DIC 09	230,30	324,92	675.025
CHICAGO 3C MAR 09	238,18	333,02	689 612
ARROZ CASCARA			
CHICAGO 1C SEP 08	367,48	821,71	1.569 517
CHICAGO 2C NOV 08	374,22	834,06	1 591.751
CHICAGO 3C ENE 09	381,18	846,81	1 614 710

Fuente: Infoaserca, CBOT / * 48% de Proteína Fob Golfo
*** Precio Fob Arroz Blanco 5% Grano Partido
Elaboró: Unidad de Planeación Bolsa Nacional Agropecuaria S.A.

METALES LONDRES
DÓLARES POR TONELADA

EFECTIVO	CIERRE	VAR
ALUMINIO DE ALTA CALIDAD	2929,5	0,696
3 MESES	2979	0,642
15 MESES	3093	0,292
27MESES	3175	0,221
63 MESE	3336	0,331
ALEACION DE ALUMINIO	2516	-0,337
3 MESES	2565	0,000
15 MESES	2697	-0,019
27MESES	2817	-0,018
COBRE	362,85	-8,800
AUG08	362,85	-8,800
SEP08	357,85	-8,300
OCT08	357,35	-8,250
JAN09	355,45	-7,850
PLOMO	2234	1,615
3 MESES	2210	1,376
15 MESES	2160	1,647
NÍQUEL	-125	0,000
ESTAÑO	22213	-1,319
3 MESES	22200	-1,333
15 MESES	22020	-1,344
ZINC	1897,5	1,825
3 MESES	1902	1,711
15 MESES	1947,5	1,618
27MESES	1981,5	1,564

Fuente: Bloomberg

BOLSA DE NUEVA YORK

	PRECIO	VOL.	VAR.
AT&T	30,44	10689500	-0,37
BOEING	62,01	1615500	0,9
COCA COLA	53,14	5566300	1,64
EXXON MOBIL	79,72	5771000	-0,71
GENERAL ELECTRIC	28,21	7760800	-0,08
GENERAL MOTORS	10,23	7458400	-0,84
GOOGLE	467,86	3007913	-5,89
HEWLET PACKARD	43,96	2728900	-0,84
IBM	126,64	1918600	-1,34
MC DONALS	59,77	1635400	-0,02
MERCK	33,26	4453700	0,36
MICROSOFT	25,44	31131745	-0,28
PHILLIP MORRIS	20,9	13794742	0,55
WALLMART	57,75	3875500	-0,87
WALT DINNEY	30,08	4023700	-0,27
XEROX	13,53	1226900	-0,11

Fuente: Bloomberg

nervioso...

A cuatro días de la fiesta de presentación de China, las máximas autoridades del Comité Organizador de las Olimpiadas de Pekín dicen estar intranquilas al cabo de siete años de preparativos y el gasto de 70.000 millones de dólares en obras tales como estadios, líneas de trenes subterráneos y una terminal de aeropuerto.

"Siento la presión de verdad, casi lo mismo que los atletas", dijo Yan Ligang, de 46 años, responsable de la compra y almacenamiento de todo el equipo deportivo para los juegos. "Sueño con el trabajo y lo que me preocupa es cerciorarme de que nada salga mal".

Uno de sus sueños, dijo, es que las ratas se comen las pelotas de ping-pong en el almacén. Otro es que se desploman las plataformas sobre las que los atletas reciben las medallas.

Yan es uno de los 3.000 miembros del comité tomados de las filas del Partido Comunista para organizar los Juegos Olímpicos para un país con escasa experiencia en montar magnas competiciones deportivas. Ahora el país tendrá que satisfacer las necesidades de 16.000 atletas y funcionarios olímpicos, medio millón de visitantes y 22.000 periodistas acreditados, incluso la mayor cantidad de corresponsales extranjeros en la historia de China.

El comité tiene 31 jefes de departamento, incluido Yan, responsables de cada detalle desde el transporte hasta la seguridad y el alojamiento. Liu Qi, la máxima autoridad del Partido Comunista en Pekín, los encabeza a todos en calidad de presidente del comité organizador, en tanto el alcalde de Pekín, Guo Jinlong, es el presidente ejecutivo.

Yan dice que no ha hecho nada parecido en su carrera. Fue vocero del departamento de comercio del Ayuntamiento y dictó conferencias sobre construcción e infraestructura en la Universidad de Ciencias y Tecnología de Pekín inmediatamente antes de asumir su cargo en el comité organizador.

Zhang Jilong, de 56 años, director del departamento de deportes, es uno de los responsables más avezados del comité. Dirigió el torneo de fútbol de la Copa Asiática en

...mittee say they are jittery after a seven-year buildup and... $70 billion of spending on infrastructure such as stadiums, subway lines and an airport terminal. Is among 3,000 committee members plucked from Communist Party ranks to help organize the Games for a country with little experience in staging major sports events. Now it must meet the needs of 16,000 athletes and officials, a half million visitors and 22,000 accredited journalists, including the biggest gathering of overseas reporters in China's history.



REUTERS

Los competidores lamentaron vivamente la ausencia total de inodoros al comienzo de las pruebas para un maratón en la plaza Tiananmen en abril.

SISTEMA de distribución de billetes se descompuso porque el departamento había subestimado la demanda.

el 2007 y fue miembro del comité organizador de la Copa Mundial del 2006 en Alemania.

Imposible

Zhang dice que China aprovechará su experiencia de haber montado los Juegos Asiáticos de 1990 y los Juegos Universitarios Mundiales en 2001, así como de haber enviado representantes a reuniones y competiciones mundiales durante los últimos diez años.

Las autoridades se han topado con algunos obstáculos. Rong Jun, de 38 años y titulado por la universidad del Partido Comunista, tuvo que encargarse de uno de los mayores cuando el sistema de distribución de billetes se descompuso en octubre porque el departamento de Rong había subestimado la demanda que tendría por vía informática y telefónica.

Los organizadores olvidaron instalar retretes de estilo occidental en los principales centros olímpicos, incluso en el Estadio Nacional, apodado 'Nido de pájaro" por su arquitectura, donde se escenificarán las ceremonias de apertura y cierre de las Olimpiadas. Tuvieron que desmontar los inodoros asiáticos carentes de asiento porque los atletas se quejaron. Los competidores lamentaron vivamente la ausencia total de inodoros al comienzo de las pruebas para un maratón en la plaza Tiananmen en abril.

Todos son burócratas

Los funcionarios de Pekín se negaron a tomar consejos de sus homólogos con experiencia olímpica, dijo Sieh Kok Chi, secretario honorífico del Consejo Olímpico de Malasia. Dijo que era difícil enterarse de quién estaba a cargo. "La verdad es que no sé quién da las órdenes ahora", dijo Sieh, quien organizó el traspaso de la llama olímpica en Kuala Lumpur el 21 de abril. "Se puede hablar con un hombre y luego ocurre que no era la persona que tomaba la decisión. Son todos burócratas".

▶ Subestimaron la demanda por vía informática y telefónica

▶ Estado es responsable a la violación del derecho a la vida

DOW JONES
JULIO - AGOSTO DE 2008
DATOS EN PUNTOS


11.583,7
11.397
11.326,32
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

NASDAQ
JULIO / AGOSTO DE 2008
DATOS EN PUNTOS


2.319,62
2.325,55
2.310,96
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

NIKKEI
JULIO / AGOSTO DE 2008
DATOS EN PUNTOS


13.353,8
13.367,8
13.094,59
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

STANDARD & POORS
JULIO - AGOSTO DE 2008
DATOS EN PUNTOS


1.263
1.284,26
1.260,31
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

SHANGAI
JULIO / AGOSTO DE 2008
DATOS EN PUNTOS


2.903,0
2.850,31
2.801,81
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

ARGENTINA / MERVAL
JULIO / AGOSTO DE 2008
DATOS EN PUNTOS


1.922,73
1.949,84
1.884,06
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

ADR LATINOAMERICANOS

ACCIÓN	CIERRE (DLRS)	VARIACIÓN (PCT)	VOLUMEN (ACCIONES)
ABEV-ADR	52,55	-0,19	400
ABEV-PRF ADR	58,72	-0,5	502155
AMERICA MO-ADR L	49,92	-0,57	7960319
BACRUZ CEL-ADR	67,68	-1,82	234717
BANCO CHILE-ADR	43,09	-1,67	17839
BANCO ITAU-ADR	21,01	-0,78249	4963863
BANCO LATINOAM-E	18,86	0,52	222673
BANCO MACRO -ADR	18,78	-0,16	141332
BANCO SANTAN-ADR	45,8	0,1	105820
BANCOLOMBIA-ADR	34,05	0,32	1040076
BBVA BANCO F-ADR	5,52	0,12	187036
BRADESCO-ADR	20,85	-0,38	6172759
BRASIL TELEC-ADR	35,45	-0,06	164497
BRASIL TELE -ADR	74,81	-3,35	121374
BRASKEM SA-ADR	17,07	-0,66	253273
BUENAVENTURA-ADR	25,78	-1,13	1478795
CEMEX SAB-SP ADR	20,34	-0,92	12867080
CEMIG SA-ADR	23,51	-0,24	1623492
CERVEZAS-ADR	31,92	0,02	33012
COCA-COLA F-ADR	57,43	0,66	42724
COPA HOLDIN-CL A	35,01	-0,79	343659
COPEL-ADR PR B	20,12	-0,27	228805
CORPBANCA SA-ADR	28,15	0	2300
CPFL ENERGIA-ADR	69,95	-0,97	58363
CTC-SPONS ADR	5,91	-0,08	114866
DESARROLLADO-ADR	53,8	-2,1	1044536
DISTRIBUCION-ADR	22,37	0,31	8300
EMBOT ANDINA-ADR	18,4	-0,13	6014
EMBOT ANDINA-ADR	16,2601	-0,0099	2400
EMBRAER-ADR	29,74	-0,82	1194845
EMPRICA-ADR	21,05	-0,05	238856
ENDESA-ADR (CHL)	46,9	-0,85	179892
ENERSIS SA-ADR	17,51	-0,31	1122887
FOMENTO ECON-ADR	46,77	0,91	1260725
GERDAU SA-ADR	21,07	-0,7	6027539
GOL-ADR	9,97	-0,27	1182602
GRUMA SAB-ADR	11,41	0,02	40149
GRUPO AEROPO-ADR	50,71	-0,45	54318
GRUPO AEROPO-ADR	29,3	-0,4	320178
GRUPO CASA S-ADR	32,07	0,11	4900
GRUPO RADIO-ADR	10,29	0	2100
GRUPO TELEV-ADR	22,63	0,14	1375897
GRUPO TMM-ADR A	1,2201	-0,1299	258457
INDUS BACHOC-ADR	27,67	-0,52	10701
IRSA SA-GDR	10,8	-0,1	87473
LAN AIRLINES-ADR	11,6	-0,07	382946
MADECO-ADR	9,38	-0,07	5000
METROGAS-ADR	4,07	-0,1599	10500
NORTEL INVER-ADR	12,48	-0,01	700
PAO ACUCAR-ADR	45,7	-0,39	249996
PERDIGAO SA-ADR	54,95	-0,23	72744
PETROBRAS EN-ADR	10,56	-0,15	120190
PETROBRAS-SP ADR	44,41	-1,43	6654353
PETROBRAS SA-ADR	54,46	-1,45	12574071
PROVIDA-ADR	30,21	-0,47	6000
QUIMICA Y-SP ADR	40,07	-0,86	496272

BRASIL / BOVESPA
JULIO / AGOSTO DE 2008
DATOS EN PUNTOS


56.869
59.997,6
57.630,35
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

DINERO NUEVA YORK
INSTRUMENTOS MONETARIOS

INSTRUMENTO	RENDIMIENTO ANUAL	COMPRA (PCT VAL NOM)	VENTA (PCT VAL NOM)
BONO DEL TESORO 2 AÑOS	2,506	100,484375	100,5
BONO DEL TESORO 3 AÑOS	2,789	105,984375	106
BONO DEL TESORO 5 AÑOS	3,233	100,75	100,765625
BONO DEL TESORO 10 AÑOS	3,969	99,515625	99,546875
BONO DEL TESORO 30 AÑOS	4,613	96,96875	97
VALOR			
LETRA DEL TESORO 3 MESES	1,635	FEDS FUNDS RATE	2,125
LETRA DEL TESORO 6 MESES	1,825	TASA PRIME	5

Fuente (1) AÑOS (2) MESES

MÉXICO / MEXBOL
JULIO / AGOSTO DE 2008
DATOS EN PUNTOS


27.318,6
27.474
26.959,18
25
28
30
31
01

FUENTE: BLOOMBERG - REUTERS

DEUDA LATINOAMÉRICA

INSTRUMENTO	COMPRA	VENTA	VAR.
Bonos brady			
ARGENTINA PAR	52,25	51,25	-0,9662

CAFÉ OIC
CENTS DOLAR/ LIBRA

NY CONTA ARABICAS	143,5
BREMEN/HAMBURGO	146,6
NY CONTADO	117,25
LE HAVRE CONTADO	116,98
ARABICA COLOMBIA	151,25
ARABICA BRASIL	130,75
ARABICA ALEMANA	148,32
ARABICA PROMEDIO	149,61
OTROS (PROMEDIO)	145,3

Fuente Bloomberg

PETRÓLEO MERCADO NYMEX
DÓLAR

PLAZO	CIERRE
WTI	
SEP 08	125,06
OCT 08	125,42
NOV 08	125,75
DEC 08	126,27
JAN 09	126,33
FEB 09	126,66
MAR 09	126,66
APR 09	126,6
BRENT	
JUL 08	386
AUG 08	388,75
SEP 08	392,3
OCT 08	395,05
GAS NATURAL	
SEP 08	9,406
OCT 08	9,505
NOV 08	9,87
DEC 08	10,265
DIESEL	
JAN 08	N.A.
JAN 08	N.A.
JAN 08	N.A.
MAR 08	N.A.
GASOLINA	
SEP 08	308,55
OCT 08	299,8
NOV 08	300,93
ACEITE	
SEP 08	343,5
OCT 08	347,18
NOV 08	351,1
DEC 08	354,85

FUTUROS AZÚCAR
DÓLAR

PLAZO	CIERRE	VAR
AZÚCAR 11		
AUG 08	862	4
NOV 08.	862	4
APR 09	865,25	4
AZÚCAR 14		
SEP 08	23,75	0,25
NOV 08	23,12	0,1
JAN 09	23,15	0,06
FUTUROS CACAO (1)		
SEP 08	2996	138
DEC 08	3019	141
MAR 09	3026	148
MAY 09	3024	144
JUL 09	3020	143
SEP 09	3017	137
DEC 09	3026	135
COBRE - CENT. DÓLAR / LIBRA (2)		
JUN 08	360	6.75
JUL 08	358.05	4.25
AGO 08	358.75	4.85
SEP 08	358.05	3.90

Fuente
(1) Bloomberg
(2) Reuters

PETRÓLEO MERCADO ICE
DÓLAR

PLAZO	CIERRE
CRUDO BRENT	
SEP 08	124,18
OCT 08	125,52
NOV 08	126,63
DEC 08	127,49
JAN 09	128,23
FEB 09	128,76
MAR 09	129,07
APR 09	129,16
CRUDO WTI	
SEP 08	125,1
OCT 08	125,5
NOV 08	125,94
DEC 08	126,3
DIESEL	
AUG 08	1125,5
SEP 08	1129,75
OCT 08	1137,25
NOV 08	1144,5
GAS NATURAL	
SEP 08	58,57
OCT 08	70,88
OCT 08	70,88
NOV 08	88,82
DEC 08	96,32

CHINA. El país tendrá que satisfacer las necesidades de 16.000 atletas

El anfitrión Pekín deja todo listo para las justas deportivas



RE

Los organizadores olvidaron instalar retretes de estilo occidental en los principales centros olímpicos, incluso en el Es Nacional, apodado `Nido de pájaro' por su arquitectura.

Bloomberg
China

Las invitaciones se han enviado, las instalaciones están listas, y el anfitrión se está poniendo

EXECUTIVE SUMMARY

Show olympic in four day

With China's coming-out party four days away, top officials of the Beijing Olympics Organizing Com-

FILE No. 823437

Corficolombiana

RECEIVED

2008 AUG 14 A 7:24

Cali, August 01, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Decisions of the Board of Directors
   The board of Directors accepted the renunciation submitted by Mr. Fernan Bejarano Arias to the position he held as Legal Vicepresident- General Secretary.

2. Profit/Loss Distribution project to be submitted to the Assembly
   The Board of Directors unanimously approved the profit distribution project for the January-June 2008 period hereby annexed, to be put for the consideration of the Shareholders General Assembly.

3. The Board of Directors called a Shareholders General Assembly Meeting, related to the January June 2008 period. The meeting shall be held next September 5, 2008, pursuant to the calling made for such purpose.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

RECEIVED
2008 AUG 14 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 2

Spanish and English version of profit distribution project

Profit/Loss Distribution project to be submitted to the Assembly

The Board of Directors unanimously approved the profit distribution project for the January-June 2008 period hereby annexed, to be put for the consideration of the Shareholders General Assembly.

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JUNE 30, 2008

Profits before tax		$ 101,761,329,450.37
Less: Tax provisions		$ 4,449,800,000.00
Profits after tax		$ 97,311,529,450.37
Release reserve for future distributions (Taxable):		$ 161,777,766,951.03
Profit at the disposal of the Assembly:		$ 259,089,296,401.40
Reserve on investment valuation Dec 2336/95	$ 5,640,694,415.00	
Reserve for future distributions	$ 133,449,311,314.13	
Dividend in cash of Ps.510 per share, over the 157.656.790 common shares and 10.680.570 non-voting preferred dividend subscribed and paid-in shares as of June 30, 2008. This dividend shall be paid in six monthly instalments, within the first five days of each month starting from October 2008.	$ 85,852,053,600.00	
Dividend in cash of Ps.202,85 per share over the 157.656.790 common shares and Ps. 202.85 per share over the 10.680.570 non-voting prefered dividend subscribed and paid in shares as of June 30, 2008. This dividend shall be paid in shares at a rate of 1 share per each 66.223163049 common shares and one non-voting preferred dividend shares per each per each 66.223163049 non-voting preferred dividend subscribed and paid in sharesn shares as of June 30, 2008. The shares shall be paid on October 1st, 2008 to every shareholder recorded as such by the time such payment is required pursuant to the regulation in force. For this purpose, 2.541.971 new shares shall be issued s follows: 2.380.690 common shares and 161.281 non-voting preferred dividend shares. The unit value of the shares to be submitted shall be weighted average price of the common shares traded at the stock exchange during the week of July 21 to July 25, 2008, Ps. 13.433.37 (1) of which Ps. 10.00 shall be recorded on the capital account, and Ps. 13,423,37 shall be recorded on the legal reserve for premium in placing shares.	$ 34,147,236,972.27	
EQUAL AMOUNTS	**$ 259,089,296,401.40**	**$ 259,089,296,401.40**

If any fraction of share results upon making the payment of the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions account. Any new shares submitted as a result of this profit distribution, shall not be rightful to the payment of the dividend in cash over the January-June 2008 profits.

Over the dividend to be paid in shares, the shareholders may select either shares or cash. Any shareholder selecting to receive this part of the dividend in cash (this is a taxable income) instead of hares (untaxed income) shall inform so to the CFC`s General Secretary`s Office no later than September 16, 2008, until 5:00 p.m. by a wrriten communicaiton sent to Carrera 13 No. 26-45, Piso 8, or fax to 2863300 extension 8711 in the city of Bogota o email to accionistascorficlombiana@corficolombiana.com.co, along with the RUT and stating whether he has to report tax revenues.

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
JUNIO 30 DE 2008

Utilidad antes de impuestos			$	101,761,329,450.37
Menos: provisión de impuestos			$	4,449,800,000.00
Utilidad del ejercicio después de impuestos:			$	97,311,529,450.37
Liberar reserva futuros repartos (Gravable) :			$	161,777,766,951.03
Utilidad a disposición de la Asamblea :			$	259,089,296,401.40
Reserva sobre valoración de inversiones Dec 2336 /95	$	5,640,694,515.00		
Reserva para futuros repartos	$	133,449,311,314.13		
Dividendo en efectivo de $510 por acción sobre las 157.656.790 acciones ordinarias y las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2008.	$	85,852,053,600.00		
Dividendo en acciones de $202.85 por cada acción sobre las 157.656.790 acciones ordinarias y $202.85 por cada acción sobre las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se hará el día 1° de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2.541.971 nuevas acciones, 2.380.690 acciones ordinarias y 161.281 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13.433,37 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.423,37 en la cuenta de reserva legal por prima en colocación de acciones.	$	34,147,236,972.27		
SUMAS IGUALES	**$**	**259,089,296,401.40**	**$**	**259,089,296,401.40**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2008.

Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaria General de la sociedad a más tardar el 16 de septiembre de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaria General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta.

Corficolombiana

FILE No. 823437

RECEIVED

2008 AUG 14 A 7:2[illegible]

Cali, July 30, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporaci6n Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Central Bank`s controlling situations
   The market is hereby advised that a shareholder agreement between CFC and Banco de Bogota was submitted today to the firm Pizano S.A., resulting in a controlling situation. Agreement is annexed."

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

RECEIVED

2008 AUG 14 A 7:2?

RIDER 1

Spanish and English version of shareholder agreement.

Central Bank`s controlling situations

The market is hereby advised that a shareholder agreement between CFC and Banco de Bogota was submitted today to the firm Pizano S.A., resulting in a controlling situation. Agreement is annexed."

FILE No. 823437

This is an agreement between, ALEJANDRO FIGUEROA JARAMILLO, of age, living in Bogota, with Colombian citizenship card No. 8.226.877, acting as Legal Representative of BANCO DE BOGOTA S.A, a banking entity legally established with main domicile in Bogota, hereinafter called the BANK, and ALFONSO RODRIGUEZ AZUERO, of age, living in Bogota, with Colombian citizenship card No. 19.369.232 issued in Bogota, acting as Legal Representative of CORPORACION FINANCIERA COLOMBIANA S.A., a legally established loan entity, with main domicile in Bogota, hereinafter called CFC,

WHEREAS

1. CFC has a share of 36% in the subscribed and paid in capital of the firm Pizano S.A. under restructuring;

2. The BANK has a share of 18.47% in the subscribed and paid in capital capital of the firm Pizano S.A. under restructuring, that was received as payment in kind, under a liability restructuring agreement process. Due to its business purpose, the Bank is allowed to hold this investment only temporarily under the terms established on article 40 of Law 550 of 1999.

3. CFC holds a 45.24% share of the subscribed and paid in capital of the firm Leasing de Occidente S.A., that in turn also owns a 0.98% share in the subscribed and paid in capital of the firm Pizano S.A. under restructuring;

4. The BANK exercises an indirect control over CFC under the terms of articles 260 and 261 of the Commerce Code pursuant to the shareholders agreement signed on December 21, 2005, and duly recorded before the Chamber of Commerce under No. 1031565, Book IX;

5. CFC has ample experience in managing investment portfolios in the production sector and therefore it has been considered appropriate for CFC to control Pizano S.A. under restructuring. Besides, CFC given its business purpose, is allowed to have and maintain this investment on a permanent basis.

The undersigned hereby perform this Shareholders Agreement, to be ruled by the following clauses:

CLAUSE ONE.- PURPOSE: The BANK is committed to vote in all the Shareholders Assembly decisions of Pizano S.A. under restructuring, in the same sense as CFC, so that CFC remains as the controlling entity of Pizano S.A. under restructuring, under the terms of articles 260 and 261 of the Commerce Code.

CLAUSE TWO- TERM. This agreement shall be in force while CFC holds a larger share than the BANK in Pizano S.A. under restructuring, and jointly form a majority at the General Assembly meeting of the controlled firm.

CLAUSE THREE. NOTICE OF THE AGREEMENT. This agreement shall be submitted to the firm Pizano S.A. under restructuring, by its legal representative and shall be published pursuant to the law.

CLAUSE FOUR. RECORDING: Corficolombiana shall declare this as a controlling act before the Chamber of Commerce.

ALEJANDRO FIGUEROA JARAMILLO
Legal Representative
BANCO BOGOTA S.A.

ALFONSO RODRIGUEZ AZUERO
Legal Representative
CORFICOLOMBIANA S.A.

FILE No. 823437

Acuerdo de Accionistas

Entre los suscritos de una parte, **ALEJANDRO FIGUEROA JARAMILLO**, mayor de edad, vecino de la ciudad de Bogotá, identificado con la cédula de ciudadanía No. 8.228.877, quien actúa en este acto en su condición de Representante Legal del **BANCO DE BOGOTA S.A.**, establecimiento bancario legalmente constituido con domicilio principal en la ciudad de Bogotá, quien en adelante y para efectos de este contrato se denominará el **BANCO**, y de otra parte **ALFONSO RODRÍGUEZ AZUERO**, mayor de edad, vecino de la ciudad de Bogotá, identificado con la cédula de ciudadanía No 19.369.232 expedida en Bogotá, quien actúa en su calidad de Representante Legal de **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, establecimiento de crédito legalmente constituido, con domicilio principal en la ciudad de Bogotá, quien para los efectos de este contrato se denominará la **CORPORACIÓN**, considerando que:

1.- La CORPORACIÓN tiene una participación en la sociedad Pizano S.A. en reestructuración correspondiente al 36% del capital suscrito y pagado;

2.- El BANCO tiene una participación en la sociedad Pizano S.A. en reestructuración correspondiente al 18.47% del capital suscrito y pagado, que recibió como bien recibido en pago, en desarrollo de acuerdos de reestructuración de pasivos. Por su objeto social, el Banco solo puede poseer esta inversión temporalmente en los términos establecidos en el artículo 40 de la ley 550 de 1999.

3.- La CORPORACIÓN tiene una participación del 45.24% del capital suscrito y pagado de la sociedad Leasing de Occidente S.A., quien a su vez es accionista en la sociedad Pizano S.A. en reestructuración en el 0.98% del capital suscrito y pagado;

4.- El BANCO ejerce control indirecto sobre la CORPORACIÓN en los términos de los artículos 260 y 261 del Código de Comercio de conformidad con el acuerdo de accionistas suscrito el 21 de diciembre de 2005, debidamente inscrito en la Cámara de Comercio bajo el No. 01031565 del Libro IX;

6.- La CORPORACIÓN cuenta con amplia experiencia en la administración de portafolios de inversiones en el sector real y por ello resulta conveniente que la CORPORACIÓN sea controlante de Pizano S.A. en reestructuración, además de que la Corporación dado su objeto social le está permitido tener y conservar permanentemente esta inversión.

Los abajo firmantes celebran y suscriben el presente Acuerdo de Accionistas, que se regirá por las siguientes cláusulas:

CLAUSULA PRIMERA.- OBJETO: El BANCO se compromete a votar en todas las decisiones de la Asamblea de Accionistas de Pizano S.A. en reestructuración, en el mismo sentido de la CORPORACIÓN, de tal manera que respecto a la

COMO NOTARIO PRIMERO ENCARGADO ... HE TENIDO A LA VISTA ... 05 AGO 2008 CALI

CORPORACIÓN se predique la calidad de controlante de Pizano S.A. en reestructuración, en los términos de los artículos 260 y 261 del Código de Comercio.

CLAUSULA SEGUNDA.-VIGENCIA: El presente acuerdo estará vigente mientras la CORPORACIÓN tenga mayor participación que EL BANCO en la sociedad Pizano S.A. en reestructuración y conjuntamente tengan mayoría en la Asamblea General de la sociedad controlada.

CLAUSULA TERCERA.- PUBLICIDAD DEL ACUERDO: El presente acuerdo se depositará en la sociedad Pizano S.A. en reestructuración, a través de su representante legal y será publicado de conformidad con la ley.

CLAUSULA CUARTA.- REGISTRO: Corficolombiana declarará este hecho como controlante ante la Cámara de Comercio.

ALEJANDRO FIGUEROA JARAMILLO	**ALFONSO RODRÍGUEZ AZUERO**
Representante Legal	Representante Legal
BANCO BOGOTÁ S.A.	CORFICOLOMBIANA S.A.

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 05 AGO 2008

END